SPECIAL MEETING OF SHAREHOLDERS

Fundamental Mid Cap Value Fund
On June 8, 2010, a Special Meeting of Shareholders of the Evergreen Fundamental Mid Cap Value Fund was held to approve the following proposal. The results of the proposal are indicated below:
Proposal 1 – To approve the proposed reorganization of Evergreen Fundamental Mid Cap Value Fund into Wells Fargo Advantage Special Mid Cap Value Fund, a new series of Wells Fargo Funds Trust, a Delaware statutory trust:
Net Assets voted "For" $1,354,931
Net Assets voted "Against" $ 17,303
Net Assets voted "Abstain" $ 27,712

Evergreen Growth Fund
On June 8, 2010, a Special Meeting of Shareholders of the Evergreen Growth Fund was held to approve the following proposal. The results of the proposal are indicated below:
Proposal 1 – To approve the proposed reorganization of Evergreen Growth Fund into Wells Fargo Advantage Traditional
Small Cap Growth Fund, a new series of Wells Fargo Funds Trust, a Delaware statutory trust:
Net Assets voted "For" $153,245,692
Net Assets voted "Against" $ 2,481,560
Net Assets voted "Abstain" $ 3,556,484

Evergreen Golden Core Opportunities Fund
On June 21, 2010, a Special Meeting of Shareholders of the Evergreen Golden Core Opportunities Fund was held to consider the following proposals. The results of the proposals are indicated below:
Proposal 1 – The proposed reorganization of Evergreen Golden Core Opportunities Fund into Wells Fargo Advantage Small/Mid Cap Core Fund, a new series of Wells Fargo Funds Trust, a Delaware statutory trust:
Net Assets voted "For" $ 13,757,468
Net Assets voted "Against" $ 315,496
Net Assets voted "Abstain" $ 916,643

Evergreen Mid Cap Growth Fund
On June 21, 2010, a Special Meeting of Shareholders of the Evergreen Mid Cap Growth Fund was held to approve the
following proposal. The results of the proposal are indicated below:
Proposal 1 – To approve the proposed reorganization of Evergreen Mid Cap Growth Fund into Wells Fargo Advantage
Mid Cap Growth Fund, a series of Wells Fargo Funds Trust, a Delaware statutory trust:
Net Assets voted "For" $161,445,457
Net Assets voted "Against" $ 11,245,097
Net Assets voted "Abstain" $ 10,439,136

Evergreen Small-Mid Growth Fund
On June 8, 2010, a Special Meeting of Shareholders of the Evergreen Small-Mid Growth Fund was held to approve the following proposal. The results of the proposal are indicated below:
Proposal 1 – To approve the proposed reorganization of Evergreen Small-Mid Growth Fund into Wells Fargo Advantage
Growth Opportunities Fund, a new series of Wells Fargo Funds Trust, a Delaware statutory trust:
Net Assets voted "For" $24,269,367
Net Assets voted "Against" $ 772,517
Net Assets voted "Abstain" $ 5,528,752

Wells Fargo Advantage Growth Equity Fund
On June 8, 2010, a Special Meeting of Shareholders for the Wells Fargo Advantage Growth Equity Fund was held to consider the following proposal. The results of the proposal are indicated below.
Proposal 1 – To approve the proposed reorganization of the Wells Fargo Advantage Growth Equity Fund into Diversified Equity Fund, a series of Wells Fargo Funds Trust, a Delaware statutory trust:
Shares outstanding voted "For" 116,705,915
Shares outstanding voted "Against" 235,339
Shares outstanding voted "Abstain" 516,085

Evergreen Diversified Capital Builder Fund
On June 21, 2010, a Special Meeting of Shareholders for the Evergreen Diversified Capital Builder Fund was held to consider the following proposal. The results of the proposal are indicated below.
Proposal 1 – To approve the proposed reorganization of the Evergreen Diversified Capital Builder Fund into Wells Fargo Advantage Diversified Capital Builder Fund, a new series of Wells Fargo Funds Trust, a Delaware statutory trust:
Net assets voted "For" $292,757,146
Net assets voted "Against" $ 15,625,731
Net assets voted "Abstain" $ 22,149,512

Evergreen Diversified Income Builder Fund
On June 29, 2010, a Special Meeting of Shareholders for the Evergreen Diversified Income Builder Fund was held to
consider the following proposal. The results of the proposal are indicated below.
Proposal 1 – To approve the proposed reorganization of the Evergreen Diversified Income Builder Fund into Wells Fargo
Advantage Diversified Income Builder Fund, a new series of Wells Fargo Trust, a Delaware statutory trust:
Net assets voted "For" $165,038,926
Net assets voted "Against" $ 6,082,559
Net assets voted "Abstain" $ 14,269,867

Wells Fargo Advantage Aggressive Allocation Fund
On June 8, 2010, a Special Meeting of Shareholders for the Wells Fargo Advantage Aggressive Allocation Fund was held to consider the following proposal. The results of the proposal are indicated below.
Proposal 1 – To approve the proposed reorganization of the Wells Fargo Advantage Aggressive Allocation Fund into Wells Fargo Advantage Growth Balanced Fund, a series of Wells Fargo Funds Trust, a Delaware statutory trust:
Shares voted "For" 85,349,145
Shares voted "Against" 285,800
Shares voted "Abstain" 338,521

Wells Fargo Advantage Small/Mid Core Fund

On June 21, 2010, a Special Meeting of Shareholders of the Evergreen Golden Core Opportunities Fund was held to
consider the following proposals. The results of the proposals are indicated below:
Proposal 1 – The proposed reorganization of Evergreen Golden Core Opportunities Fund into Wells Fargo Advantage
Small/Mid Cap Core Fund, a new series of Wells Fargo Funds Trust, a Delaware statutory trust:
Net Assets voted "For" $ 13,757,468
Net Assets voted "Against" $ 315,496
Net Assets voted "Abstain" $ 916,643